					Exhibit 12
HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$119.9	$126.0	$125.7	$159.3	$229.2

Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	0.7	1.0	1.4	2.1	46.1

Interest element of rentals (1)	22.3	21.1	20.7	20.7	21.0

Total fixed charges	142.9	148.1	147.8	182.1	296.3

Dividend requirements on convertible perpetual preferred stock (2)	36.2	36.2	36.2	36.2	35.7

Total combined fixed charges and preferred stock dividends	$179.1	$184.3	$184.0	$218.3	$332.0

COMPUTATION OF EARNINGS:

Pre-tax income (loss) from continuing operations before equity in net income of nonconsolidated affiliates	$230.9	$179.8	$102.9	$170.0	$(113.8)

Fixed charges	142.9	148.1	147.8	182.1	296.3

Distributed income of equity investees	13.0	8.1	8.6	10.9	5.3

Interest capitalized	0.5	0.4	—	—	—

Total earnings	$387.3	$336.4	$259.3	$363.0	$187.8

RATIO OF EARNINGS TO FIXED CHARGES	2.71	2.27	1.75	1.99	*

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	2.16	1.83	1.41	1.66	**

(1) Management has determined the interest component of rent expense to be 33%.

(2) Grossed up to pre-tax based on 39.4%, 39.3%, 39.1%, 39.1%, and 37.3%, effective tax rates for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

*For the year ended December 31, 2007, the Company had an earnings-to-fixed charges coverage deficiency of $108.5 million.

**For the year ended December 31, 2007, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of $144.2 million.